Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Organization

NovaCopper US Inc. ……………………………………….	Delaware

Sunward Investments Ltd . ……………………………………	British Virgin Islands

Sunward Resources ULC . ……………………………………	Canada

Sunward Resources Limited (1). …………………………….	British Virgin Islands

(1)	Sunward Resources Limited registered a branch, Sunward Resources Sucursal Colombia to do business in Colombia